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                            FILED BY COUNTY BANK CORP
              PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                            COMMISSION FILE: 0-17482

                                SUBJECT COMPANY:
                                COUNTY BANK CORP
                                                           FOR IMMEDIATE RELEASE
                                                                   March 6, 2001
                                                            CONTACT: Jim Coppins
                                                         (810) 664-2977 ext. 334

                                  NEWS RELEASE

         The Board of Directors of County Bank Corp, the holding company of Lapeer County Bank & Trust Co., declared a quarterly cash dividend of $.20 per share to shareholders of record March 16, 2001, payable March 30, 2001.

         President Curt Carter is delighted to announce that the Board of Directors of County Bank Corp has also approved a one time additional cash dividend of $2.50 per share, payable March 30th 2001 to shareholders of record March 16, 2001. This exciting news is the result of the Corporation's continued high performance. The Corporation's return on average assets has exceeded peer banks for the past eight years.

         Through the end of December 2000, total assets have grown to $225.3 million compared to 1999's $207.4 million. Earnings for the year 2000 were $3,301,000, another record year. Earnings per share were $2.78 and shareholder equity reached $26.6 million.